Exhibit 99.3
Shareholders Agreement
relating to Agria Asia Investments Limited and Agria (Singapore) Pte Ltd
Agria Asia Investments Limited (Company)
Agria Group Limited (Agria Group)
New Hope International (Hong Kong) Limited (New Hope)
Agria (Singapore) Pte Ltd. (Subsidiary)
20th Floor, Lumley Centre, 88 Shortland Street, Auckland 1010
TEL + 64 9 3539700 FAX + 64 9 3539701
www.minterellison.co.nz

Shareholders Agreement
Project Enigma

Agreed terms	7

1. Defined terms and interpretation	7
1.1 Defined terms	7
1.2 Interpretation	9
1.3 Headings	10

2. Commencement, Objectives, Initial Shareholdings and Transitional Matters	10
2.1 Commencement conditions	10
2.2 Objectives	10
2.3 Shareholdings	11
2.4 Transitional Matters	11

3. Funding the Subsidiary	11
3.1 Funding for the Takeover	11

4. Board of Directors	12
4.1 Company and Subsidiary	12

5. Management and Critical Business Matters	12
5.1 Management	12
5.2 Critical Business Matters	12
5.3 Best interests of Group	12
5.4 Information	12

6. Financial and other reporting	12
6.1 Reports	12
6.2 Confidentiality	13
6.3 Consolidation	13

7. Accounts and records	13
7.1 Regulatory requirements	13
7.2 Right to review	13
7.3 Disclosure of information by Directors	13

8. Dividends	13
8.1 Board may pay dividends	13
8.2 Dividend Policy	13

9. Issue of Shares	14
9.1 No obligation	14
9.2 Pro-rata offer	14
9.3 Offer	14
9.4 Subscription Notice	14
9.5 Response to Offer	14
9.6 Failure to respond	15
9.7 Subscription by accepting Shareholders	15
9.8 Deed of Accession	15
9.9 Excluded Issue	15

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 2

10. Transfer Of Shares	15
10.1 General prohibition on transfer and regulatory requirements	15
10.2 Definition of Shares	15
10.3 Transfer to an Affiliate	15
10.4 Conditions precedent to transfer	16
10.5 Retransfer of Shares	16
10.6 Condition precedent to retransfer	16
10.7 Transferee Company to remain an Affiliate	16
10.8 General provisions as to transfer of Shares	16
10.9 Transfer Notice	16
10.10 Notice Timing	17
10.11 Price	17
10.12 Price Determination	17
10.13 Determination Date	17
10.14 Independent Expert Costs	18
10.15 Offer	18
10.16 Class Offers	18
10.17 Offer Contents	18
10.18 Acceptance of all Shares	18
10.19 Agreement	19
10.20 Default	19
10.21 Bona Fide Sale	19
10.22 Unanimous Agreement	19

11. Independent Expert	19
11.1 Application of this clause	19
11.2 Appointment and qualifications	20
11.3 Appointment in default of Agreement	20
11.4 Arbitration Act not to apply	20
11.5 Expert’s costs	20
11.6 Parties’ own costs	20
11.7 Decision binding	20

12. Warranties	20
12.1 Capacity and status	20
12.2 Legal advice	20

13. Confidentiality	21
13.1 Confidentiality obligations	21
13.2 Announcements	21
13.3 Exceptions	21
13.4 Survival	21

14. Termination	22
14.1 Automatic termination	22
14.2 Accrued rights	22

15. Paramountcy	22

16. Disputes	22

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 3

17. Notices and other communications	22
17.1 Service of notices	22
17.2 Effective on receipt	23

18. Miscellaneous	23
18.1 Alterations	23
18.2 Approvals and consents	23
18.3 Costs	23
18.4 Assignment	23
18.5 Survival	24
18.6 Counterparts and electronic copies	24
18.7 No merger	24
18.8 Entire agreement	24
18.9 Further action	24
18.10 Severability	24
18.11 Waiver	24
18.12 Relationship	24
18.13 Governing law and jurisdiction	24

Signing page	25

Schedule 1 — Parties	26

Schedule 2 — Boards of Directors (clause 4)	27

Schedule 3 — Critical Business Matters (clause 5)	29

Schedule 4 — Financial and other reporting (clause 6)	31

Schedule 5 — Deed of Accession	32

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 4

Details

Date	14 April 2011

Parties

Name	Agria Asia Investments Limited
Short name	Company

Name	Agria Group Limited
Short name	Agria Group

Name	New Hope International (Hong Kong) Limited
Short name	New Hope

Name	Agria (Singapore) Pte Ltd
Short name	Subsidiary
Background
A	Agria Group is the sole shareholder in the Company, and the Company is the sole shareholder in the Subsidiary.

B	The Subsidiary holds 19.01% of the shares in PGG Wrightson Limited (PGW), the purchase of which was financed by an intercompany loan from Agria Group to the Company which was on-loaned by the Company to the Subsidiary.

C	The Company subscribed for US$25,000,000.00 principal amount of convertible redeemable notes (CRNs) issued by PGW, which subscription was financed by an intercompany loan from Agria Group to the Company.

D	The Subsidiary has launched a takeover offer to acquire 38.3% of the shares in PGW that it does not currently hold (Takeover Offer). If the Takeover Offer is successful, the Subsidiary will hold 50.01% of the shares in PGW.

E	The Share Capital of the Company is currently US$1.00. Subject to paragraph G below, it is proposed that prior to the closing of the Takeover Offer the issued Share Capital of the Company will increase to US$164,958,107 consisting of 102,522,986 Shares, each with a par value of US$1.60898657 comprising:
(a)	57,241,000 Shares (equal to approximately 55.8% of the Total Shares) issued to Agria Group pursuant to a Subscription Agreement between Agria Group and the Company in satisfaction of the shareholder loans and other contributions totalling US$92,100,000 made by Agria Group to or on behalf of the Company;

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 5

(b)	32,851,801 Shares (equal to approximately 32% of the total Shares in the Company) issued to Agria Group pursuant to the said Subscription Agreement between Agria Group and the Company for a consideration of US$52,858,107 (including all expenses already paid by Agria Group or Agria Corporation on behalf of the Company and including any transaction expenses which the parties agree will be paid by Agria Group on behalf of the Company as referred to in clause 18.3);
(c)	12,430,185 Shares (equal to approximately 12.12% of the total Shares in the Company) issued to New Hope for a consideration of US$20,000,000 pursuant to a Subscription Agreement between New Hope and the Company.
F	Ngai Tahu, proposes to enter into a Share Purchase Agreement with Agria Group to purchase from Agria Group 7,271,658 Shares, subject to paragraph G below, equal to approximately 7.09% of the total Shares in the Company for a consideration of NZ$15,000,000 subject to that acquisition being approved by an ordinary resolution of the shareholders of PGW pursuant to the Takeovers Code (PGW Shareholder Approval) and the parties hereto have entered into a shareholders agreement with Ngai Tahu (Tripartite Agreement) on terms similar to this agreement which will not come into effect unless and until the Takeover Offer has been completed and the PGW Shareholder Approval has been obtained.

G	The numbers of Shares and amounts of money which are set out in paragraphs E and F above and which are square bracketed, are on the basis of an exchange rate of NZ$1:US78c. If the exchange rate used on the Completion Date pursuant to the Subscription Agreements is different from NZ$1:US78c then the said numbers of Shares and amounts of money will be adjusted as provided in the Subscription Agreements and the Share Purchase Agreement respectively.

H	The parties have entered into this agreement to record certain matters relating to the Company and the Subsidiary. It is intended to come into effect when the Takeover Offer has been completed and to terminate if and when the Tripartite Agreement comes into effect.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 6

Agreed terms
1.	Defined terms and interpretation
1.1	Defined terms
In this agreement:
Accounting Standards means IFRS as issued by IASB to be modified in respect of business combination accounting, or other internationally recognised accounting standards as determined by Agria Group acting reasonably.
Affiliate means, any person (other than the Company) that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Shareholder. A person shall be deemed to control another person for the purposes of this definition, if the first such person possesses, directly or indirectly, the power to appoint a majority of the directors of the second person, or to otherwise direct or cause the direction of the management or policies of the second person, whether through the ownership of voting securities, by contract or otherwise;
Agria Group Directors means the persons appointed as directors of the Company and/or the Subsidiary, as the context requires, by Agria Group pursuant to clause 1 of Schedule 2 and Agria Group Director means any one of them.
Agria Group Management means the Chief Executive Officer of Agria Group.
Articles means the Company Articles and the Subsidiary Articles.
Auditors means the auditors of the Company and/or the Subsidiary as the context requires from time to time being a member of Crowe Horwath International or another internationally recognised accounting firm.
Board means the board of directors of the Company and/or of the Subsidiary (as the context requires) as constituted from time to time in accordance with this agreement and the Company Articles and the Subsidiary Articles respectively.
Board Meeting means a meeting of the Board (or any committee of the Board) duly convened and held in accordance with this agreement and the relevant constitution.
Business means:
(a)	acting on behalf of Agria Group and New Hope as the ultimate holding company of shares in PGW;
(b)	the business of the Subsidiary; and
(c)	any other activities the Company Board and/or the Subsidiary Board decides from time to time will be carried on by the Company and/or the Subsidiary as the context requires.
Business Day means a day that is not a Saturday or Sunday, or a public holiday in any of Beijing, China and Auckland and Christchurch, New Zealand.
Companies Act means the New Zealand Companies Act 1993.
Company Board means the board of directors of the Company.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 7

Company Articles means the documents regulating the Company (whether memorandum and articles of association or constitution or otherwise) in the form to be agreed in writing by the parties as amended from time to time.
Company Director means a director of the Company from time to time.
Completion Date means the date upon which Agria Group and New Hope make payment to the Company for Shares to be issued pursuant to the Subscription Agreements.
Confidential Information means any of the following which is not in the public domain:
(a)	information concerning the contents of the Transaction Documents or any transaction undertaken under the Transaction Documents;
(b)	all data bases, source codes, methodologies, manuals, artwork, advertising manuals, trade secrets and all financial, accounting, marketing and technical information, customer and supplier lists, know-how, technology, operating procedures and other information, used by or relating to the Company or the Subsidiary and its transactions and affairs;
(c)	all notes and reports incorporating or derived from information referred to in paragraph (a) or (b); and
(d)	all copies of the information, notes and reports referred to in paragraphs (a) to (c).
Deed of Accession means a deed of accession substantially in the form of Schedule 5.
Director means a director of the Company or the Subsidiary, as the context requires, from time to time.
Encumber means to mortgage, pledge, charge or assign as security or otherwise encumber.
Excluded Issue means an issue of Shares referred to in clause 9.9.
Financial Year means the 12 months starting on 1 January and ending on 31 December each year (or other dates as the respective Board approves).
Group means the Company and the Subsidiary and Group Company means any one of them.
IASB means International Accounting Standards Board.
IFRS means International Financial Reporting Standards.
Independent Expert means a person appointed as an independent expert pursuant to clause 11.
LIC means Livestock Improvement Corporation Limited.
New Hope Directors means the persons appointed as directors of the Company and/or the Subsidiary, as the context requires, by New Hope pursuant to clause 1 of Schedule 2 and New Hope Director means any one of them.
Ordinary Share means an ordinary share in the capital of the Company.
PGW means PGG Wrightson Limited.
PGW Shareholder Approval means the approval pursuant to the Takeover Code by the shareholders of PGW to Ngai Tahu purchasing from Agria Group approximately 7.03% of the Shares.
Reorganisation Event means:
(a) a bonus issue of Shares;
(b) a subdivision or consolidation of Shares;
(c)	any other reorganisation or reconstruction of Share Capital where the Company neither pays nor receives cash.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 8

Shareholder means a person who holds Shares.
Share Capital means all of the Shares on issue.
Share Purchase Agreement means the agreement between Agria Group and Ngai Tahu referred to in paragraph F of the Background.
Shares means Ordinary Shares in the Company.
Subscription Agreements means the Subscription Agreements referred to in paragraph E of the Background.
Subsidiary Board means the board of directors of the Subsidiary.
Subsidiary Articles means the documents regulating the Subsidiary (whether memorandum and articles of association or constitution or otherwise) in the form to be agreed in writing by the parties as amended from time to time.
Subsidiary Director means a director of the Subsidiary from time to time.
Takeover Offer means the takeover offer referred to in paragraph D of the Background.
Takeover Code means the Takeovers Code Approval Order 2000 (of New Zealand).
Third Party means a person other than a Shareholder or any Affiliate of a Shareholder.
Trade Sale means the sale of:
(a)	all or any of the shares in the Subsidiary; or
(b)	the whole or a substantial part of the Business,
in each case to a third party purchaser.
Transaction Documents means:
(a)	this agreement;
(b)	the Company Articles;
(c)	the Subsidiary Articles;
(d)	the Subscription Agreements; and
(e)	any other agreement or document that the parties agree is a transaction document.
Transfer means to sell, assign, transfer, convey or otherwise dispose of a legal or beneficial interest.
1.2	Interpretation
In this agreement, unless the context otherwise requires:
(a)	the singular includes the plural and vice versa and a gender includes other genders;
(b)	another grammatical form of a defined word or expression has a corresponding meaning;
(c)	a reference to a clause, paragraph, schedule or annexure is to a clause in or paragraph of or schedule or annexure to this agreement and a reference to this agreement includes any schedule or annexure;
(d)	a reference to a document or instrument, includes the document or instrument as novated, altered, supplemented or replaced from time to time;

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 9

(e)	a reference to NZ$, $NZ, dollar or $ is to New Zealand currency;
(f)	a reference to time is to New Zealand time;
(g)	a reference to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;
(h)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;
(i)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;
(j)	a word or expression defined in the Companies Act has the meaning given to it in the Companies Act;
(k)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;
(l)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;
(m)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it;
(n)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day; and
(o)	if a calculation relating to the issue or transfer of Shares under this agreement results in a number that is, or includes, a fraction, the fraction is rounded down to the nearest whole number.
1.3	Headings
Headings are for ease of reference only and do not affect interpretation.
2.	Commencement, Objectives, Initial Shareholdings and Transitional Matters
2.1	Commencement conditions
This agreement shall commence forthwith upon satisfaction of both of the following conditions:
(a)	the parties agreeing in writing the form of the Company Articles and the Subsidiary Articles; and
(b)	the Takeover Offer becoming unconditional in all respects in accordance with its terms.
2.2	Objectives
The objectives of the parties are to:
(a)	carry on the Business;
(b)	develop and expand the business of PGW; and
(c)	enhance the value of the Group.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 10

2.3	Shareholdings
Subject to adjustment pursuant to the Subscription Agreements as referred to in paragraph G of the Background, the Share Capital of the Company on commencement of this agreement will be 102,522,986 Shares ranking pari passu in all respects except as otherwise specified in this agreement, to be held as follows:
(a)	90,092,801 Shares comprising approximately 87.88% of the Shares will be held by Agria Group; and
(b)	12,430,185 Shares comprising approximately 12.12% of the Shares will be held by New Hope.
2.4	Transitional Matters
Interest on the CRNs is payable to the Company up to the last day of each quarter and the payment is often made at the end of the following month. It is acknowledged and agreed that interest accruing on the CRNs in respect of any period up to and including the Completion Date is for the account of the Company as a wholly owned subsidiary of Agria Group and as such payable to Agria Group. Interest accruing in respect of any period following the Completion Date, is for the account of the Company on the basis of the shareholdings of the Shareholders from time to time after the Completion Date.
3.	Funding the Subsidiary
3.1	Funding for the Takeover
The Subsidiary will be funded to enable it to complete the Takeover Offer by way of an intercompany loan from the Company in the amount of approximately NZ$ 140,000,000 which the Company will fund in the following manner subject as otherwise agreed between the Shareholders:
(a)	Agria Corporation (New Zealand) Limited (Agria NZ) will lend the Company NZ$53,000,000 pursuant to an inter-company loan facility agreement to be entered into between Agria NZ as lender and the Company as borrower (BVI Loan). Agria NZ will fund the BVI Loan under a loan facility of NZ$53,000,000 (Facility) from ANZ National Bank Limited (ANZ) to Agria NZ under a bridge loan facility agreement between ANZ as lender, Agria NZ as borrower, and the Company and the Subsidiary, each as guarantors (ANZ Facility Agreement). Each of Agria NZ, the Company, and the Subsidiary will provide a cross guarantee and grant first priority all asset security in favour of ANZ to secure their obligations under the ANZ Facility Agreement and are obliged to ensure all indebtedness of each of them other than to ANZ is fully subordinated;
(b)	LIC will provide a subordinated term loan of NZ$10,000,000 pursuant to a subordinated loan agreement to be entered into between LIC as lender and Agria NZ as borrower (LIC Loan Agreement). The Company will grant second ranking subordinated security in favour of LIC to secure its obligations under the Facility Agreement; and
(c)	the balance by way of the proceeds of the equity subscriptions by each of Agria Group and New Hope pursuant to the Subscription Agreements.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 11

4.	Board of Directors

4.1	Company and Subsidiary
The composition of the Company Board and the Subsidiary Board and the procedures for Board Meetings are as set out in Schedule 2.
5.	Management and Critical Business Matters
5.1	Management
Management of the Company and the Subsidiary vests in the Company Board and the Subsidiary Board respectively. Subject to clause 5.2, the Board will delegate to the Agria Group Management Team day-to-day management of the Group in the ordinary course of business. The Agria Management Team will have the right and ability to:
(a)	select, terminate and set the reasonable compensation of management responsible for implementing the Company’s policies and procedures; and
(b)	establish operating and capital decisions of the Company including budgets, in the ordinary course of business.
5.2	Critical Business Matters
Notwithstanding clause 5.1, except as otherwise expressly provided for in this agreement, neither the Company nor the Subsidiary may do or commit to do a thing listed in Schedule 3 without the prior written approval of all Shareholders.
5.3	Best interests of Group
The Directors are to act in good faith and in the best interest of the Group as a whole.
5.4	Information
Shareholders shall be entitled to receive all information that the Subsidiary receives as a shareholder of PGW. Subject to suitable confidentiality undertakings being entered into, all Shareholders will also receive managing director and chief financial officer reports of PGW as presented to the board of PGW, including directors of PGW that are also directors of the Company, within 15 days of those directors receiving reports.
6.	Financial and other reporting
6.1	Reports
Agria Group must ensure the financial reports and information listed in Schedule 4 or such other reports as requested by the Board for the Group are given to the Directors and the Shareholders by Agria Group Management at the times specified in Schedule 4.
Agria Group will receive a maintenance fee to recover the actual costs incurred in financial reporting for the Company up to a maximum of US$50,000 per year, such costs to be separately identified by Agria Group. This amount will not be paid while there is debt in the Company but will be accrued and paid before any distributions to Shareholders.
Audit and other compliance costs for the Company will, while there is debt in the Company, be paid for by Agria Group unless debt providers allow for direct payment by the Company. These amounts will be reimbursed to Agria Group after all debt has been paid and before any distributions to Shareholders.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 12

6.2	Confidentiality

Any information given by the Company under clause 6.1 is subject to clause 13.

6.3	Consolidation
The parties acknowledge the right of Agria Group to consolidate the accounts of the Company and its subsidiaries and nothing in this agreement shall prejudice Agria Group’s rights of consolidation according to US GAAP or IFRS at its sole discretion. The parties also acknowledge that a separate set of financial statements will be prepared by and for the Group in accordance with the Accounting Standards, such financial statements to be audited by the Auditor. It is acknowledged that Agria Group will bear the cost of financial reporting carried out solely to meet the requirements of Agria Group.
7.	Accounts and records

7.1	Regulatory requirements
The Company, the Subsidiary and the Shareholders must ensure that the Company’s and the Subsidiary’s records and accounting books:
(a)	are kept in accordance with the relevant laws;

(b)	are audited yearly by the Auditors; and

(c)	reflect the Accounting Standards consistently applied.
7.2	Right to review
Subject to clause 13, the Shareholders must be given access through an accountant, agent, consultant or employee of the relevant Shareholder to:
(a)	inspect, and take photocopies of all the books, accounts and financial records of the Company and the Subsidiary; and

(b)	discuss the affairs, finances and accounts of the Company and the Subsidiary with the officers and employees of the Company and the Subsidiary and the Auditors,
for the purpose of auditing or valuing the Group or for any other purpose.
7.3	Disclosure of information by Directors
Subject to clause 13, a Director may disclose any information (confidential or otherwise) about the affairs, finances and accounts of the Company or the Subsidiary that comes into the Director’s possession from time to time to the Shareholder that appointed the Director.
8.	Dividends

8.1	Board may pay dividends
Dividends may be paid in each Financial Year as determined by the Board of the Company and the Subsidiary, respectively.
8.2	Dividend Policy
The dividend policy adopted by the Board of the Company will apply the following principles:
(a)	while debt remains in the Company, the intention will be to focus capital flows on servicing and repayment of debt; and

(b)	when all the debt of the Company has been repaid, it is intended (unless all the Shareholders agree otherwise) that the balance of net distributable cash flows less any amounts anticipated to be incurred in the operating of the Company in the next twelve months will be distributed as dividends to the Shareholders.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 13

9.	Issue of Shares

9.1	No obligation

A Shareholder is under no obligation to subscribe for Shares under this clause 9.

9.2	Pro-rata offer
Except in relation to an Excluded Issue, if the Company Board resolves to issue any new Shares in the Company (New Shares), (except where the written consent of the relevant Shareholder is first obtained) the New Shares must be offered to all Shareholders in accordance with this clause 9.
9.3	Offer
The Company Board must make an offer (the Offer) to each Shareholder for New Shares as follows:
(a)	the offer shall be to all Shareholders on a pro rata basis to their holding of Shares and subject to any approval required under the New Zealand Takeovers Code and Overseas Investment Act 2005;

(b)	the offer to each Shareholder shall (except where the written consent of the relevant Shareholder is first obtained) be for the New Shares in the same class or classes currently held by that Shareholder;

(c)	the Offer must permit the Shareholders to subscribe for the Shares contemporaneously with any separate issue that gave rise to the Offer under this clause 9;
provided however if the Company Board decides to issue New Shares which are not Ordinary Shares, then the Offer to Shareholders under this clause will include an offer of such shares.
9.4	Subscription Notice
The Company Board must make the Offer to each Shareholder by notice in writing (Subscription Notice) specifying:
(a)	the total number of Shares available for subscription and the number being offered to that Shareholder;

(b)	the type of Shares being offered; and

(c)	the terms of issue of the Shares.
9.5	Response to Offer
Within 15 Business Days (or such shorter period as the Company Board determines (being no less than 5 Business Days) and specifies in the Subscription Notice, if the Company Board resolves that the funds are required urgently having regard to the financial circumstances of the Group) after receiving the Offer, each Shareholder must give notice to the Company Board stating:
(a)	that it accepts all or a specified number of Shares contained in its Offer or rejects in full its Offer; and
(b)	if it wants to subscribe for a greater number of Shares than the number in its Offer, that it offers to subscribe for a specified number of those Shares not subscribed for by other Shareholders under their Offers.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 14

9.6	Failure to respond
If a Shareholder does not give notice to the Company Board within the period specified in clause 9.5, or in the Subscription Notice, of its acceptance or rejection of its Offer, the Shareholder is taken to have rejected its Offer.
9.7	Subscription by accepting Shareholders
If a Shareholder accepts all or a specified number of Shares referred to in its Offer, the Shareholder must subscribe for that number of Shares stated in its notice of acceptance of its Offer on the terms specified in the Subscription Notice.
9.8	Deed of Accession
Subject to compliance with the pre-emptive rights in this clause 9,the Company Board may only allot or issue New Shares to a person that is not a Shareholder if the person has executed, and delivered to the Company, a Deed of Accession.
9.9	Excluded Issue
Clause 9 (except this clause 9.9) does not apply to any of the following:
(a)	(Reorganisation or reconstruction) an issue of Shares under a Reorganisation Event provided that the Reorganisation Event does not dilute the interests of any Shareholders;
(b)	(Acquisitions/mergers) an issue of Shares in consideration for an acquisition of a company or business by a Group Company that is approved by the Company Board;
provided that the Company Board is first satisfied that the issue is made for fair value and is fair and reasonable to all Shareholders.
10.	Transfer Of Shares

10.1	General prohibition on transfer and regulatory requirements
Unless all Shareholders otherwise agree, and except as expressly permitted by, and pursuant to the procedures set out in this clause 10, no Shareholder shall sell, transfer, assign, give, alienate or otherwise dispose of (whether by operation of law or otherwise) to another person (whether a Shareholder or not) all or any part of, or any interest in, its Shares, and any such transaction, if permitted under this agreement, is also subject to compliance with all applicable laws and regulatory requirements.
10.2	Definition of Shares
In this clause 10, “Shares” includes any option or other security of the Company that is, or may become, convertible into ordinary Shares or other voting securities of the Company.
10.3	Transfer to an Affiliate
A Shareholder (in this and the following clauses 10.4 to 10.7 (inclusive) called “Transferor Party”) may at any time transfer all, but not part, of its Shares to an Affiliate (in this and the following clauses 10.4 to 10.7 (inclusive) called “Transferee Company”) when the conditions set out in clause 10.4 have been satisfied.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 15

10.4	Conditions precedent to transfer
The conditions precedent to the transfer to a Transferee Company are:
(a)	prior consultation between the Transferor Party and the other Shareholders;

(b)	the signing of a Deed of Accession by the Transferee Company;
(c)	the Transferor Party giving its unconditional guarantee to the other Shareholders in a form reasonably acceptable to the other Shareholders in respect of the due compliance by the Transferee Company with the obligations it will be assuming under this agreement by virtue of the deed of covenant; and
(d)	the Transferor Party acknowledging in writing to the reasonable satisfaction of the other Shareholders that notwithstanding the transfer of its Shares to the Transferee Company, it remains bound by the terms and conditions of this agreement.
10.5	Retransfer of Shares
The Transferee Company may at any time retransfer all, but not part, of its Shares back to its Transferor Party when the condition set out in clause 10.6 has been satisfied.
10.6	Condition precedent to retransfer
The condition precedent to the transfer of Shares by a Transferee Company back to the Transferor Party is the signing of a deed of covenant by the Transferor Party in a form reasonably acceptable to the other Shareholders to the effect that the Transferor Party continues to be bound by the terms of this agreement and that the transfer of Shares does not affect its guarantee given to satisfy the condition in clause 10.4(c).
10.7	Transferee Company to remain an Affiliate
If the Transferee Company for any reason whatsoever shall cease to be an Affiliate of the Transferor Party, then the Transferee Company shall be deemed to have served a Transfer Notice (as defined in clause 10.9) on the Company in respect of all Shares held by it, and the provisions of clauses 10.9 to 10.22 (inclusive) shall apply to the Transferee Company, the Company and its Shares with such changes as the context, or the circumstances, require.
10.8	General provisions as to transfer of Shares
The following clauses 10.9 to 10.22 (inclusive) shall apply to and govern all transfers or proposed transfers of Shares except for those transfers from a party to its Affiliate, or from the Affiliate back to that party, which are governed by clauses 10.3 to 10.7 (inclusive), and except as provided in clause 10.16 and as may otherwise be agreed by the Shareholders.
10.9	Transfer Notice
A Shareholder (in this and the following clauses 10.9 to 10.22 (inclusive) called the “Proposing Transferor”) who desires to sell or transfer its Shares shall give notice in writing that it desires to sell or transfer its Shares (in this clause 10 called the “Transfer Notice”) to the Company Directors that the Proposing Transferor desires to transfer all of the Shares then held by it. In the Transfer Notice the Proposing Transferor shall specify:
(a)	the number and class of shares which the Proposing Transferor wishes to transfer (“the Transfer Shares”); and
(b)	the price at which the Proposing Transferor wishes to sell the Transfer Shares and the identity of any person who has indicated a willingness to purchase the Transfer Shares at such price;
A Transfer Notice shall be deemed to contain a condition “Total Transfer Condition”, that unless all of the Transfer Shares are sold pursuant to the following provisions of this clause 10 none shall be so sold. The Transfer Notice shall constitute the Company Directors as the agents of the Proposing Transferor empowered to sell the Transfer Shares (together with all rights attaching thereto at the date of the Transfer Notice or at any time thereafter) at the Transfer Price (as hereinafter defined) on the terms of this clause. Once given a Transfer Notice may not be revoked save with the prior written consent of all the other Shareholders.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 16

10.10	Notice Timing
Within seven days after the receipt of a Transfer Notice the Company Directors shall serve a copy of that Transfer Notice on all the Shareholders other than the Proposing Transferor. In the case of a deemed Transfer Notice the Company Directors shall similarly serve notice on all the Shareholders (including the Proposing Transferor) notifying them that the same has been deemed to have been given.
10.11	Price:
Subject as provided otherwise in this agreement the Transfer Shares shall be offered for purchase (as hereinafter provided) at a price (“the Transfer Price”) determined in accordance with clause 10.12.
10.12	Price Determination:
(a)	If the Transfer Notice is:
(i)	not a deemed Transfer Notice then the Transfer Price shall be the price specified by the Proposing Transferor in the Transfer Notice; or

(ii)	a deemed Transfer Notice the Transfer Price shall be such price as shall be agreed in writing between all the Shareholders or in the absence of such agreement (whether by reason of disagreement, absence, death or otherwise) within 21 days after the service of notices pursuant to clause 10.10 the Transfer Price will be determined by the Independent Expert on the basis set out in sub-clause (b).
(b)	The Independent Expert will certify the open market value of the Transfer Shares as at the date of the Transfer Notice on the following assumptions and bases:
(i)	valuing the Transfer Shares as on an arm’s length sale between a willing vendor and a willing purchaser;
(ii)	if the Company is then carrying on business as a going concern, on the assumption that it will continue to do so;
(iii)	that the Transfer Shares are capable of being transferred without restriction;
(iv)	valuing the Transfer Shares as a rateable proportion of the total value of all the Shares which value shall not be discounted or enhanced by reference to the class of the Transfer Shares, or the number thereof, so that no discount shall be applied for a minority holding, and no premium shall be applied for a majority or controlling holding.
If any difficulty shall arise in applying any of the foregoing assumptions or bases then such difficulty shall be resolved by the Independent Expert in such manner as he shall in his absolute discretion think fit.
The Company will use its best endeavours to procure that the Independent Expert determines the Transfer Price within 21 days of being requested to do so.
10.13	Determination Date
If the determination of the Transfer Price is referred to the Independent Expert the date of determination of the Transfer Price (“the Determination Date”) shall be the date upon which the Company Directors receive the Independent Expert’s determination of the Transfer Price in writing. If the Transfer Price is determined by written agreement between all the Shareholders as aforesaid then the Determination Date shall be the date on which such agreement is made. If the Transfer Price is determined pursuant to clause 10.12(a)(i) then the Determination Date shall be the date upon which the Company Directors receive the Transfer Notice.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 17

10.14	Independent Expert Costs
The costs and expenses of the Independent Expert in determining the Transfer Price shall be borne as to one half by the Proposing Transferor and as to the other half by the purchasers (as hereinafter defined) pro rata according to the number of Transfer Shares purchased by them unless none of the Transfer Shares are purchased by the Shareholders pursuant to this clause by reason of the operation of clause 10.18 in which event the Proposing Transferor shall pay all of such costs and expenses.
10.15	Offer
Within 7 days after the Determination Date the Transfer Shares shall be offered for purchase at the Transfer Price by the Company Directors in the first instance to those Shareholders who at the date of the offer are registered as the respective holders of shares of the same class as the Transfer Shares (other than the Proposing Transferor) and, in the case of competition, shall be sold to the acceptors in proportion (as nearly as may be without involving fractions or selling to any Shareholder a greater number of Transfer Shares than the maximum number applied for by it) to the number of shares of that class then held by them respectively. If any of the Transfer Shares shall not be capable of being allocated as aforesaid without involving fractions, the same shall be offered amongst the acceptors, or some of them, in such proportions or in such manner as may be determined by lots drawn in respect thereof, and the lots shall be drawn in such manner as the Company Directors shall think fit.
10.16	Class Offers
If all the Transfer Shares are not accepted by a Shareholder or Shareholders holding shares of the same class as the Transfer Shares within the time limited for acceptance (determined as below) or if there are no other holders of shares of that class the Directors shall (in the former case) within 7 days after the expiration of such time as aforesaid (and in the latter case) immediately, offer all the Transfer Shares to the Shareholders holding shares of the other class and the provisions of clause 10.15 shall apply mutatis mutandis to such offer.
10.17	Offer Contents
Any offer made pursuant to clauses 10.15 or 10.16 shall be made by notice in writing and shall specify:
(a)	the number and class of the Transfer Shares;
(b)	the proportionate entitlement of the relevant Shareholder (on the assumption that there will be competition for the Transfer Shares);
(c)	the Transfer Price;

(d)	that the Transfer Notice is deemed to contain a Total Transfer Condition; and
(e)	a period (being not less than 21 days and not more than 42 days) within which the offer must be accepted or shall lapse.
10.18	Acceptance of all Shares
No offer of Transfer Shares made by the Company Directors pursuant to this clause shall be capable of acceptance until all of the Transfer Shares shall have been accepted. If by the foregoing procedure the Company Directors shall not receive acceptances in respect of all the Transfer Shares within the period(s) of the aforesaid offer(s) they shall forthwith give notice in writing of that fact to the Proposing Transferor and none of the Transfer Shares will be sold to the Shareholders pursuant to this clause. Subject as provided below, the Proposing Transferor may within a period of 3 months after the date of the Company Directors’ notice sell all (but not some only) of the Transfer Shares to any Third Party at any price which is not less than the Transfer Price (after deducting, where appropriate, any net dividend or other distribution declared, paid or made after the date of the Transfer Notice in respect of the Transfer Shares and which has been or is to be retained by the Proposing Transferor).

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 18

10.19	Agreement
If any Shareholder or Shareholders (“purchaser” or “purchasers”) shall within the period(s) of the aforesaid offer(s) agree to purchase all of the Transfer Shares the Company Directors shall forthwith give notice in writing as hereinafter mentioned to the Proposing Transferor and to the purchasers and the Proposing Transferor shall thereupon become bound upon payment of the Transfer Price to the Proposing Transferor (whose receipt shall be a good discharge to the purchaser, the Company and the Company Directors, none of whom shall be bound to see to the application thereof) to transfer to each purchaser those Transfer Shares accepted by him. Every such notice shall state the name and address of each purchaser, the number of Transfer Shares agreed to be purchased by him and the place and time appointed by the Company Directors for the completion of the purchase (being not less than 7 days nor more than 28 days after the date of the said notice). Subject to the giving of such notice the purchase shall be completed at the time and place appointed by the Company Directors.
10.20	Default
If a Proposing Transferor, having become bound to transfer any Transfer Shares pursuant to this clause, makes default in transferring the same the Company Directors may authorise some person (who shall be deemed to be the attorney of the Proposing Transferor for the purpose) to execute the necessary instrument of transfer of such Transfer Shares and may deliver it on his behalf and the Company may receive the purchase money and shall thereupon cause the transferee to be registered as the holder of such Transfer Shares and shall hold such purchase money on behalf of the Proposing Transferor. The Company shall not be bound to earn or pay interest on any money so held. The receipt of the Company for such purchase money shall be a good discharge to the transferee who shall not be bound to see to the application thereof, and after the name of the transferee has been entered in the share register in purported exercise of the aforesaid power the validity of the proceedings shall not be questioned by any person.
10.21	Bona Fide Sale
The Company Directors may require to be satisfied that any Shares being transferred by the Proposing Transferor pursuant to clause 10.18 are being transferred in pursuance of a bona fide sale for the consideration stated in the transfer and if not so satisfied may refuse to register the instrument of transfer.
10.22	Unanimous Agreement
The provisions of this clause 10 may be waived in whole or in part in any particular case with the prior written consent of all the Shareholders.
11.	Independent Expert
11.1	Application of this clause
This clause 11 shall apply to any matter which this agreement states is to be dealt with in accordance with this clause or where a provision of this agreement requires the nomination or appointment of an independent expert in respect of a matter (any such matter being referred to in this clause as “the Matter”).

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 19

11.2	Appointment and qualifications
The Shareholders shall in good faith endeavour to agree upon the appointment of a person to act as an Independent Expert to resolve the Matter. The Independent Expert shall be appropriately qualified and experienced to decide the Matter which has arisen.
11.3	Appointment in default of Agreement
If the Shareholders are unable to agree on the appointment of the Independent Expert within 10 Business Days after the date of service of written notice by any Shareholder requiring the appointment of an Independent Expert, then any Shareholder to the Matter may apply to the President for the time of the New Zealand Law Society to appoint a suitably qualified independent person (who need not be a chartered accountant or lawyer) as an Independent Expert for the purpose of determining the Matter. Any appointment so made shall be binding on all parties to the Matter.
11.4	Arbitration Act not to apply
The person appointed to resolve the Matter shall be considered to be acting as an expert and not as an arbitrator and accordingly the Arbitration Act 1996 shall not apply.
11.5	Expert’s costs
All costs and expenses of the Independent Expert shall be borne equally by the Shareholders unless specified otherwise in this agreement or the Independent Expert decides otherwise.
11.6	Parties’ own costs
The Shareholders will bear their own costs in relation to any Matter referred to an Independent Expert.
11.7	Decision binding
The decision by the Independent Expert shall be final and binding on the Shareholders.
12.	Warranties

12.1	Capacity and status
Each party represents to each other party that each of the following statements is true and accurate as at the date of this agreement:
(a)	it is validly existing under the laws of its place of incorporation;
(b)	it has the power to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;
(c)	it has taken all necessary action to authorise its entry into and performance of this agreement and to carry out the transactions contemplated by this agreement; and
(d)	its obligations under this agreement are valid and binding and enforceable against it in accordance with their terms.
12.2	Legal advice
The Shareholders warrant to each other that they have read and understood this agreement and have had the opportunity to obtain, and have obtained, independent legal advice about its terms and effect.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 20

13.	Confidentiality

13.1	Confidentiality obligations
The Shareholders must:
(a)	use the Confidential Information only for the purposes of the Business or to make decisions regarding their investment in the Group, and
(b)	keep that Confidential Information confidential and not disclose it or allow it to be disclosed to any third party except, and in all cases subject to any obligations under the NZSX Listing Rules or the New Zealand securities laws and to NYSE Listing Rules and US Securities laws:
(i)	with the prior written approval of the other Shareholder; or
(ii)	to officers, employees and consultants or advisers of the parties (or their Affiliates) who have a need to know (and only to the extent that each has a need to know) and are aware that the Confidential Information must be kept confidential, and they must take or cause to be taken reasonable precautions necessary to maintain the secrecy and confidentiality of the Confidential Information.
13.2	Announcements
No announcement, press release or other communication of any kind relating to the negotiations of the parties or the subject matter or terms of this agreement may be made or authorised by, or made on behalf of any party, without the prior written approval of each other party except where the announcement, press release or communication must be made by law or any order of any court, tribunal, authority or regulatory body, and in that event reasonable notice in the circumstances shall be given to each other party with obligations under the NYSE Listing Rules so that such party can make timely disclosure in compliance with those Rules.
13.3	Exceptions
The obligations of confidentiality under this agreement do not extend to information that (whether before or after this agreement is executed):
(a)	is disclosed to a party, but at the time of disclosure is rightfully known to or in the possession or control of the party and not subject to an obligation of confidentiality on the party;
(b)	is public knowledge (except because of a breach of this agreement or any other obligation of confidence);
(c)	is required to be disclosed by law or order of any court, tribunal, authority or regulatory body or in connection with the enforcement of this agreement or by the rules of a stock exchange.
13.4	Survival
The rights and obligations of the parties set out in this agreement with respect to Confidential Information survive termination of this agreement.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 21

14.	Termination

14.1	Automatic termination
Subject to clause 14.2, this agreement terminates automatically:
(a)	when the Tripartite Agreement comes into effect;

(b)	if all parties agree;

(c)	for any Shareholder, when it stops holding, directly or indirectly, any Shares, at which time the Shareholder has no further rights or obligations under this agreement;

(d)	when the Company is liquidated; or

(e)	on the day on which an agreement to sell all the Shares is completed.
14.2	Accrued rights
Termination of this agreement is without prejudice to any accrued rights or obligations of the parties.
15.	Paramountcy
This agreement prevails over any inconsistent clause in the Company Articles or in the Subsidiary Articles and immediately on all Shareholders becoming aware of any inconsistency the Shareholders must amend the relevant Articles to remove the inconsistency. If this agreement is amended the Shareholders shall comply with any legal requirement to amend the Company Articles and the Subsidiary Articles.
16.	Disputes
Any dispute, controversy or claim arising out of or relating to this agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause.
The appointing authority shall be Hong Kong International Arbitration Centre.
The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (HKIAC).
There shall be only one arbitrator.
Any such arbitration shall be administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained.
17.	Notices and other communications

17.1	Service of notices
A notice, demand, consent, approval or communication under this agreement (Notice) must be:
(a)	in writing, in English and signed by a person duly authorised by the sender; and
(b)	hand delivered or sent by prepaid post or facsimile or e mail to the recipient’s address for Notices specified in the Notice Details in Schedule 1, as varied by any Notice given by the recipient to the sender.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 22

17.2	Effective on receipt
A Notice given in accordance with clause 17.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered, on delivery;
(b)	if sent by prepaid post, on the second Business Day after the date of posting to an address within the country in which the notice was sent (or on the seventh Business Day after the date of posting if posted to a place outside the country from which the notice was sent);
(c)	if sent by facsimile, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause; or
(d)	if sent by email, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that email was sent to the email address of the addressee notified for the purposes of this clause), but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm (addressee’s time) on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.
18.	Miscellaneous

18.1	Alterations
This agreement may only be amended in writing by agreement of Agria Group and New Hope.
18.2	Approvals and consents
Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.
18.3	Costs
The costs and expenses (including, without limitation, fees and disbursements of counsel, financial advisers and accountants) incurred in connection with this agreement and the transactions contemplated hereby shall be paid or satisfied as agreed in writing between the parties. The Group’s funding of any such costs and expenses in excess by more than US$50,000 of those projected to be paid by the Group shall be a Critical Business Matter for the purposes of this agreement.
18.4	Assignment
(a)	Subject to clause 18.4(b), a party may only assign this agreement or a right under this agreement with the prior written consent of each other party.
(b)	A Shareholder may assign its rights under this agreement to a person to whom it sells all of its Shares in accordance with, and subject to, this agreement.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 23

18.5	Survival
Any indemnity or obligation of confidentiality under this agreement is independent from the other obligations of the parties and survives termination of this agreement. Any other term which by its nature is intended to survive termination of this agreement survives termination of this agreement.
18.6	Counterparts and electronic copies
This agreement may be executed in counterparts. All executed counterparts constitute one document. This agreement may be executed on the basis of an exchange of facsimile, scanned or other electronic copies and execution of this agreement by such means is to be a valid and sufficient execution.
18.7	No merger
The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.
18.8	Entire agreement
This agreement, together with the other Transaction Documents, constitutes the entire agreement between all of the parties in connection with its subject matter and supersedes all previous agreements or understandings between all of the parties in connection with its subject matter.
18.9	Further action
Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transaction contemplated by it.
18.10	Severability
A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.
18.11	Waiver
A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.
18.12	Relationship
Except where this agreement expressly states otherwise, this agreement does not create a relationship of employment, trust, agency or partnership between the parties.
18.13	Governing law and jurisdiction
This agreement is governed by the laws of Hong Kong and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Hong Kong.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 24

Signing page
EXECUTED as an agreement

SIGNED by AGRIA ASIA INVESTMENTS LIMITED	/s/ Xie Tao

by its duly authorised signatory:	Signature of authorised signatory

Xie Tao

Name of authorised signatory

SIGNED by AGRIA GROUP LIMITED	/s/ Lai Guanglin

by its duly authorised signatory:	Signature of authorised signatory

Lai Guanglin
Name of authorised signatory

SIGNED by NEW HOPE INTERNATIONAL (HONG KONG) LIMITED	/s/ Hang Wang

by its duly authorised signatory:	Signature of authorised signatory

Hang Wang

Name of authorised signatory

SIGNED by AGRIA (SINGAPORE) PTE LTD.	/s/ Xie Tao

by its duly authorised signatory:	Signature of authorised signatory

Xie Tao

Name of authorised signatory

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 25

Schedule 1— Parties

Name of Shareholder	Notice Details

Agria Group Limited Agria Asia Investments Limited Agria (Singapore) Pte Ltd	c/- Latham & Watkins LLP Unit 2318, China World Trade Office 2 1 Jian Guo Men Wai Avenue Beijing 100004 Peoples Republic of China Direct Dial: 0086 10 59657024 Email: wei.wei@lw.com

New Hope International (Hong Kong) Limited	Suite 2508, West Tower, LG Twin Towers, Jianguomenwai Avenue, Chaoyang District, Beijing, China Fax: 010-65676087 Attention: Tianli Zhang

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 26

Schedule 2 — Boards of Directors (clause 4)
1.	Appointment of directors
(a)	The Company Board and the Subsidiary Board will each be constituted by at least three and up to five Directors;
(b)	Each of the Shareholders shall be entitled by notice in writing to the Company or the Subsidiary (as the case may be) to appoint, substitute and remove a number of Directors as follows:

Agria Group 3 Directors

New Hope 1 Director
In addition LIC, pursuant to its financing documents, will have the right to appoint 1 director to the Company and the Subsidiary until all indebtedness to LIC has been paid.
(c)	The holder of the majority of the Shares from time to time may nominate one of the Company Directors to be Chairman of the Company Board and may remove the person so appointed from that office and may appoint one of the Subsidiary Directors to be chairman of the Subsidiary Board and may remove the person so appointed from that office.
2.	Voting
(a)	Each Director is entitled to one vote on each Board resolution.
(b)	The chair is entitled to a deliberative vote but is not entitled to a casting vote at any meeting of the Board or of the Company or the Subsidiary.
3.	Quorum
The quorum for a board meeting is three Directors and must include one Director appointed by each of Agria Group, New Hope and LIC (until all indebtedness to LIC has been paid). If any of those Directors (or their alternates) is not present within 30 minutes after the time appointed and notified for the meeting, the meeting stands adjourned to the same time and place 24 hours after the meeting, and at that adjourned meeting the quorum must include a Director appointed by each of any two of Agria Group, New Hope, and LIC. If any of those Directors (or their alternates) is not present within 30 minutes after the time appointed and notified for the adjourned meeting, the adjourned meeting stands further adjourned to the same time and place 24 hours after the adjourned meeting, and the quorum at the further adjourned meeting shall be any two Directors.
4.	Frequency of meetings
A Board meeting must be held at least four times each Financial Year unless the Board in its absolute discretion determines otherwise.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 27

5.	Notice
A Board meeting requires at least three Business Days’ prior written notice to be given to all Directors, except if all Directors otherwise agree. The notice must provide reasonable details of the matters to be considered at the meeting and the business to be put to the vote of the Board.
6.	Board papers
A notice of a Board meeting must include an agenda. Quarterly meetings must be accompanied by a copy of quarterly management accounts prepared under Schedule 4.
7.	Board remuneration and expenses
Directors shall not be entitled to receive any remuneration but shall be entitled to recover reasonable expenses from the Company provided that no expense payments can be made by the Company while it remains indebted to its bankers.
8.	Alternates
Every Director may, by notice in writing given to the Company or the Subsidiary, as the case may be, appoint any person (including any other Director) to act as an alternate Director in the Director’s place, either generally, or in respect of a specified meeting or meetings during the Director’s absence from a meeting. At the Director’s discretion, by notice in writing to the Company or the Subsidiary as the case may be, the appointing Director may remove the Director’s alternate Director.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 28

Schedule 3 — Critical Business Matters (clause 5)
[Drafting Note: Agria Group wishes to consult with its auditors in respect of the bracketed clauses. Also, following that consultation, it may need to adjust the de minimis quantums and ordinary course of business provisions.]
With respect to the Company and the Subsidiary, as applicable:
1.	(New Directors) Appoint a Director except in accordance with Schedule 2.

2.	(Remuneration) Authorise or vary the remuneration per annum payable to a director.

3.	(Bonuses) Pay any profit or other bonus to a director, subject to clause 5.1(a) of the Agreement.

4.	(Borrowings) Borrow or accept a financial accommodation of more than NZ$50 million, excluding always the financing arrangements referred to in clause 3 of the Shareholders Agreement, and subject to an obligation for Agria Group to consult with the other Shareholders if the borrowings exceed NZ$15 million.

5.	(Encumbrances) Create any mortgage, charge, pledge or other encumbrance over an asset or undertaking of more than NZ$50 million, excluding always those pursuant to clause 3 of the Shareholders Agreement, subject to an obligation for Agria Group to consult with New Hope if the amount exceeds NZ$15 million.

6.	(Guarantee) Give or enter into any guarantee, letter of comfort or performance bond of more than NZ$50 million, excluding always those pursuant to clause 3 of the Shareholders Agreement, subject to an obligation for Agria Group to consult with New Hope if the amount exceeds NZ$15 million.

7.	(Acquisitions and disposals) Effect a Trade Sale or acquire any company or business of more than NZ$20 million.

8.	(Assets) Sell or buy assets (either tangible or intangible) having a value in aggregate or in an individual amount of more than NZ$20 million in a Financial Year.

9.	(Liquidation) Take a step to dissolve or liquidate the Company, the Subsidiary or PGW.

10.	(Capital expenditure) Commit to or incur capital expenditure of more than NZ$5 million per project or a total of NZ$5 million in a Financial Year.

11.	(Related party transactions) Enter into, terminate, amend or vary any contract or other arrangement with, or make any payment to (including remuneration of personal expenses), a Shareholder or any associate of such persons.

12.	(Change in nature of business) Cease to carry on, or materially alter the scale of operations of, the Business or commence any business or operational activities other than the Business.

13.	(Listing) Apply to a Stock Exchange for a listing or for quotation of any Shares.

14.	(Reorganisation Event) Undertake or undergo a Reorganisation Event.

15.	(Finance and operating leases) Enter into any finance or operating lease costing more than NZ$5 million per annum.

16.	(Contracts) Enter into, terminate, amend or vary a material contract (other than in relation to a transaction referred to in paragraphs 4, 5, 6, 7, 8, 10 or 17 where the amount involved is less than the de minimis thresholds over which consent of all Shareholders is required) except in the ordinary course of business and on arms length terms.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 29

17.	(Loans) Make a loan, give credit or other financial accommodation to a person of more than NZ$20 million, other than to the Company and any of its wholly owned Subsidiaries.

18.	(Financial Assistance) Make a loan or give other financial assistance to a director or an associate of a director or vary the terms of a loan or other financial assistance previously given to a director or an associate of a director.

19.	(Disputes) Commence or conduct any material dispute or litigation (including with any tax authority) other than debt collection in the ordinary course of business except for any disputes between the Company and the Shareholders or their related entities.

20.	(Transaction Documents) Terminate, amend, vary or waive a right under a Transaction Document or agree to do any of those things.

21.	(Shareholder resolutions) Pass a special resolution of Shareholders.

22.	(Committees of Directors) Appoint, dissolve or alter the composition of a committee of the Board.

23.	(Dividends) Declare, make or pay a dividend or other distribution not in accordance with the current policy in place or, amend or vary the current dividend policy in place.

24.	(Partnerships and joint ventures) Enter into, amend or vary a partnership or joint venture.

25.	(Articles) Amend or vary the Articles of any Group Company.

26.	(Issue, Buy-back or redemption of Shares) Effect, or propose, an issue, buy-back or redemption of Shares.

27.	(Variation of class rights) Effect, or propose, a variance of the rights attaching to the Shares.

28.	(Migration) Change the jurisdiction of incorporation or registration of any Group Company.

29.	(Major transaction) Enter into a major transaction as defined in section 129 of the Companies Act.

30.	(Merger or amalgamation) Enter into a merger or amalgamation of any Group Company with another company or business,

31.	(Increase in costs of transaction) Vary the costs and expenses in relation to any increase of more than US$50,000 in the costs and expenses payable by the Group as referred to in clause 18.3.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 30

Schedule 4 — Financial and other reporting (clause 6)
1.	(Quarterly) Within 30 Business Days after the end of each quarter, unaudited quarterly management accounts, in the format determined by the Board, for the immediately preceding quarter, comprising at least cash flows in and out of the Company and the Subsidiary, and the financial position of the Company and the Subsidiary.

2.	(Annual) After the end of each Financial Year, audited financial statements (including consolidated profit and loss account, balance sheet and cash flow statement) for the Financial Year in line with Agria Group’s SEC reporting obligations.

3.	(Minutes) Within 5 Business Days after each meeting:
(a)	minutes of all Board meetings; and

(b)	minutes of all Shareholder meetings.
4.	(Offer information) Immediately after the Company receives any offer to buy any Shares, or for a Trade Sale, or any interest in the Subsidiary or PGW or any material assets of any Group Company, full details of the offer.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 31

Schedule 5 — Deed of Accession
(clauses 9.8 and 10.4)
Deed of accession
Date
Deed Poll
By [acceding party] of [acceding party’s address] (Acceding Party)
In favour of the parties from time to time to the Shareholders Agreement.
Background
This Deed Poll is supplemental to a Shareholders Agreement dated on or about [___] between Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited and Agria Singapore (Shareholders Agreement).
Terms
1.	The Acceding Party confirms it has been given a copy of the Shareholders Agreement.

2.	The Acceding Party covenants with the parties to the Shareholders Agreement (whether original or by accession) to observe, perform and be bound by all terms of the Shareholders Agreement (including clause 1) to the intent and effect that the Acceding Party is taken from the date on which the Acceding Party is registered as a Shareholder of the Company to be a party to the Shareholders Agreement. In particular, the Acceding Party acknowledges that it has read, understood and has had the opportunity to receive legal advice in relation to this deed.

3.	The Acceding Party’s address for the purposes of the Shareholders Agreement, until substituted in accordance with the Shareholders Agreement, is:
[Acceding Shareholder’s address]
4.	Clause 18.13 of the Shareholders Agreement applies to this deed poll.
EXECUTED as a deed poll.

Minter Ellison Rudd Watts |Ref: PJR — 2001579969	| page 32